FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 14, 2004, Series 2004-4	333-100675

Name of Person Filing the Document
(If Other than the Registrant)

04028607

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14,2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:____________________
Name: Ted Hsueh
Title: Vice President

By:____________________
Name: Peter Cerwin
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Ted Hsueh
Name: Ted Hsueh
Title: Vice President

By:/s/ Peter Cerwin
Name: Peter Cerwin
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Stated Documentation	141	49,136,974.13	74.54
Full/Alt	62	16,781,799.40	25.46
Total:	203	65,918,773.53	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	196	63,811,073.54	96.80
Investment	7	2,107,699.99	3.20
Total:	203	65,918,773.53	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 100,000	8	649,168.42	0.98
100,001 - 200,000	55	8,405,813.23	12.75
200,001 - 300,000	42	10,485,683.71	15.91
300,001 - 400,000	32	11,303,549.26	17.15
400,001 - 500,000	33	14,680,408.95	22.27
500,001 - 600,000	19	10,229,649.97	15.52
600,001 - 700,000	7	4,503,499.99	6.83
700,001 - 800,000	5	3,891,000.00	5.90
800,001 - 900,000	1	860,000.00	1.30
900,001 - 1,000,000	1	910,000.00	1.38
Total:	203	65,918,773.53	100.00

Minimum: 65,600.00
Maximum: 910,000.00
Average: 324,723.02

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	101	28,443,603.89	43.15
Refinance - Rate Term	58	20,569,299.41	31.20
Refinance - Cashout	44	16,905,870.23	25.65
Total:	203	65,918,773.53	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	133	45,623,568.46	69.21
PUD	37	10,822,899.94	16.42
Condo	33	9,472,305.13	14.37
Total:	203	65,918,773.53	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.501 - 4.000	1	172,800.00	0.26
4.001 - 4.500	34	12,960,311.15	19.66
4.501 - 5.000	94	33,226,577.29	50.41
5.001 - 5.500	52	14,963,246.06	22.70
5.501 - 6.000	20	4,207,839.03	6.38
6.001 - 6.500	2	388,000.00	0.59
Total:	203	65,918,773.53	100.00

Minimum: 3.875
Maximum: 6.250
Weighted Average: 4.908

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
GreenPoint Mortgage Funding, Inc.	203	65,918,773.53	100.00
Total:	203	65,918,773.53	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	1	149,500.00	0.23
60.01 - 70.00	12	6,495,499.98	9.85
70.01 - 80.00	190	59,273,773.55	89.92
Total:	203	65,918,773.53	100.00

Minimum: 57.06
Maximum: 80.00
Weighted Average by Original Balance: 77.49

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	104	42,484,962.44	64.45
Virginia	9	3,283,399.99	4.98
Washington	14	2,702,246.63	4.10
Colorado	9	2,655,999.99	4.03
Maryland	5	2,077,299.99	3.15
Georgia	10	2,001,549.99	3.04
Other	52	10,713,314.50	16.25
Total:	203	65,918,773.53	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
600 - 649	5	1,621,900.00	2.46
650 - 699	76	24,857,475.63	37.71
700 - 749	74	23,066,079.53	34.99
750 - 799	48	16,373,318.37	24.84
Total:	203	65,918,773.53	100.00

Minimum: 636
Maximum: 792
Weighted Average: 716
% UPB missing FICOs: 0.0

Origination Date	Number of Loans	Current Principal Balance	% of Current Principal Balance
2004-02	1	268,000.00	0.41
2004-03	125	38,556,458.47	58.49
2004-04	77	27,094,315.06	41.10
Total:	203	65,918,773.53	100.00

Seasoning	Number of Loans	Current Principal Balance	% of Current Principal Balance
<=0	71	25,277,596.63	38.35
1 - 3	132	40,641,176.90	61.65
Total:	203	65,918,773.53	100.00

Months to Rate Adjustment	Number of Loans	Current Principal Balance	% of Current Principal Balance
59	132	40,641,176.90	61.65
60	71	25,277,596.63	38.35
Total:	203	65,918,773.53	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
ARM - 5 Year/6 Month	13	4,169,293.88	6.32
ARM - 5 Year/6 Month - IO	190	61,749,479.65	93.68
Total:	203	65,918,773.53	100.00